EXHIBIT 99.2
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DELOITTE                                                Deloitte & Touche LLP
                                                        3000 Scotia Centre
                                                        700 Second Street S.W.
                                                        Calgary AB  T2P 0S7
                                                        Canada

                                                        Tel: (403) 267 1700
                                                        Fax: (403) 264-2871
                                                        www.deloitte.ca


November 16, 2005


The Securities Commission or similar regulatory authority in each of the provinces of Canada


Dear Sirs:

RE:  VIKING ENERGY ROYALTY TRUST (THE "TRUST") - CHANGE OF AUDITORS NOTICE

Pursuant to Section 4.11, Paragraph (5)(a)(ii)(B) of National Instrument 51-102, we hereby confirm our agreement with the information contained in the Change of Auditor Notice sent to us by the Trust dated November 14, 2005. This confirmation is based on our knowledge of the information to date.


Yours very truly,

"signed Deloitte & Touche LLP"

Chartered Accountants